FIRST QUARTER 2008

UNAUDITED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 2008

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
Canadian Dollars (000’s)	UNAUDITED

As At	March 31, 2008	December 31, 2007
Assets (Note 9)
Current
Cash and cash equivalents (Note 3)	4,517	9,493
Accounts receivable	582	1,821
Inventory (Note 4)	4,694	4,741
Prepaids and deposits	425	224
	10,218	16,279

Long-term prepaid	137	137
Restricted cash (Note 5)	3,000	3,000
Property, plant and equipment (Note 6, 11a)	21,636	21,857
Mineral properties (Note 7)	54.882	54,765
Total Assets	89,873	96,038
Liabilities
Current
Accounts payable and accrued liabilities	4,904	5,094

Current portion of long term debt (Note 11)	1,082	1,065
Deferred charges (Note 9)	129	129
Other current liabilities (Note 10)	2,012	2,389
	8,127	8,677

Long term debt (Note11)	4,679	4,939
Asset retirement obligation(Note 12)	1,680	1,680
Convertible debentures (Note 13)	59,106	58,699
	73,592	73,995
Commitments (Note 19)

Shareholders’ equity
Share capital (Note 14)	49,710	49,632
Contributed surplus (Note 15)	14,731	14,404
Deficit	(48,160)	(41,993)
	16,281	22,043
Total Liabilities and Shareholders’ Equity	89,873	96,038

See accompanying notes to the unaudited interim consolidated financial statements.

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Consolidated Statements of Loss, Comprehensive Loss and Deficit
Canadian Dollars (000’s)	For the three months ended March 31 - UNAUDITED

	2008	2007

Revenue
Sales (Note 17)	281	859
Cost of sales
(excluding amortization of property, plant and equipment)	1,369	875
	(1,088)	(16)

Expenses (Note 19)
Amortization, Accretion and Depletion	157	221
Interest, bank charges and foreign exchange (gain)/loss	1,787	939
Mineral exploration costs (Note 7)	-	108
Office	556	122
Professional fees	515	309
Indirect quarry costs	533	551
Salaries, wages and benefits	1,135	263
Shareholder services and marketing	162	325
Stock-based compensation (Note 18)	327	816
	5,172	3,654

Loss before other income	6,260	3,670

Interest and other income	93	42

Net loss and comprehensive loss for the period (Note 21)	6,167	3,628

Deficit, beginning of period	41.993	17,484

Deficit, end of period	48,160	21,112

Loss per share
Basic and diluted (Note 18)	(0.07)	(0.04)

See accompanying notes to the unaudited interim consolidated financial statements.

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Consolidated Statement of Cash Flows
Canadian Dollars (000’s)	For the three months ended March 31 - UNAUDITED

	2008	2007
OPERATING ACTIVITIES
Net loss and comprehensive loss	(6,167)	(3,628)
Adjustments for non-cash items:
Accretion of debenture discount	292	-
Accretion of financing fees	120	279
Amortization of property plant and equipment, amortization of mineral
properties and accretion of asset retirement obligation	270	221
Stock-based compensation	327	1,020
Changes in non-cash working capital balances:
Accounts receivable	1,238	738
Inventory	47	454
Prepaids and deposits	(194)	1,601
Accounts payable and accrued liabilities	(600)	560
Cash used in operating activities	(4,667)	(1,246)
FINANCING ACTIVITIES
Proceeds from bank loan, net of debt issue	-	4,868
Issue of common shares for cash, net of share issue costs	78	490
Repayment of capital lease	(261)	(1,155)
Repayment of long-term debt	-	(237)
Cash provided by financing activities	(183)	3,966
INVESTING ACTIVITIES
Restricted cash	-	1,250
Acquisition of property, plant and equipment	-	(806)
Mineral property costs	(126)	(1,363)
Cash used in investing activities	(126)	(919)
(Decrease) Increase in cash and cash equivalents	(4,976)	4,293
Cash and cash equivalents, beginning of year	9,493	1,345
Cash and cash equivalents, end of period	4,517	5,638

See accompanying notes to the unaudited interim consolidated financial statements.

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

1.

Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, holds extensive mineral leases and permits in Northern Alberta in the oil sands region. At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology. Since 2003, its focus has been on the development of its industrial minerals. The Company is developing and commercializing the limestone to produce a variety of aggregate and reagent products and services for companies and infrastructure in the region. The Muskeg Valley Quarry is an approved operating limestone aggregate quarry. The Hammerstone Project is an extension of the quarry and the development of processing facilities for the production of quicklime and cement. The projects have different names due to their different stages of development; however, they are designed to integrate with each other. The Company works within the conditions of regulatory approvals such as environmental monitoring, reporting extraction and paying royalties thereon and reclaiming the site at the end of production.

The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that maybe necessary should the Company be unable to continue as a going concern. The Company incurred a net loss of $24.5 million and negative operating cash flows of $14.1 million for the year ended December 31, 2007 with a resulting accumulated deficit of $42 million at December 31, 2007.

As at March 31, 2008 the Company had incurred a net loss of $6.2 million for the period ended and had an accumulated deficit of $48.2 million.

The Company’s continuation as a going concern is dependant upon its ability to generate sufficient cash flows to continue operations, to secure additional financing and to ultimately attain profitable operations. Management is currently reviewing its strategy for additional financing, so that the Company can meet its obligations and sustain operations. There can be no assurance however that their efforts will be successful. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

2.

Significant accounting policies

(a)

Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these unaudited interim consolidated financial statements, are set out in the audited consolidated financial statements for the year ended December 31, 2007.

Certain information and note disclosure normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. Accordingly, these unaudited financial statements should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2007.

(b)

Changes in Accounting Policies

There were no changes in accounting policies during the period.

As of January 1, 2008 the Company is required to adopt new CICA standards, Section 3862 "Financial Instruments – Disclosures", and Section 3863 "Financial Instruments – Presentation," which will replace Section 3861 "Financial Instruments – Disclosures and Presentation." The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. In addition, the Company is required to adopt the new CICA Section 1535 "Capital Disclosures" which will require companies to disclose their objectives, policies and processes for managing capital as well as disclosures as to include whether companies have complied with externally imposed capital requirements. The new requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

In January 2006, the CICA Account Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. The AcSB confirmed recently that public companies will be required to report under International Financial Reporting Standards ("IFRS") effective January 1, 2011. The Company is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

3.

Cash and cash equivalents

As at March 31, 2008, cash equivalents included $5.5 million (December 31, 2007 - $9.49 million) invested in guaranteed investment certificates.

4.

Inventory

Inventory consists of crushed limestone stockpiles (considered to be finished product), unprocessed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractor costs, stripping costs, production overhead and direct rock excavation work. Inventory is recorded at the lower of cost or net realizable value. The cost of finished products and in-process inventories is determined on an average cost basis. At March 31, 2008, the Company has recorded inventory for work in progress of $ 2.5 million (December 31, 2007 – $2 million) and for finished product of $ 2.2 million (December 31, 2007 – $2.7 million).

5.

Restricted cash

The Company pledged as collateral $2 million against a demand operating line of credit (Note 9), through assignment of one-year term deposits to the Royal Bank of Canada. Additionally, the Company pledged as collateral $1 million against future debt repayments of a financed crushing spread through assignment of a guaranteed investment certificate to the Canadian Western Bank.

6.

Property, plant and equipment

Property, plant and equipment	Q1 2008			December 31, 2007
(000’s)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computers and software	474	380	94	474	370	104
Leasehold improvements	120	56	64	120	50	70
Limestone processing plant (1)	9,921	-	9,921	9,921	-	9,921
Mining equipment	11,935	672	11,263	11,916	463	11,453
Office equipment	659	365	294	668	358	309
	23,109	1, 473	21,636	23,099	1,241	21,857

(1) The limestone processing plant is not yet in operation and accordingly no amortization has been recorded.

(2) Accumulated Amortization includes 75 k included in crushed aggregated inventory.

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

7.

Mineral properties

At March 31, 2008, the Company’s mineral properties in the Athabasca region consisted of 13 (December 31, 2007 – 13) permits, 60 (December 31, 2007 – 60) lease applications and 69 (December 31, 2007 – 69) leases for a total area of 317,626 (December 31, 2007 – 317,626) hectares or 784,855 acres.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division. Amounts capitalized and expensed related to mineral properties are as follows:

Mineral properties capitalized (000’s)	At Mar 31, 2008	At Dec 31, 2007

Asset retirement obligation	1,594	1,594
Administration	1,710	1,131
Land lease and permit	5,970	5,970
Materials, services and drilling	13,965	13,820
Site preparation	26,743	26,741
Stripping costs	1,972	1,972
Salaries, wages and benefits	4,302	4,302
Travel and accommodations		579
	56,256	56,109
Depletion	(1,344)	(1,344)
	54,912	54,765

Stripping costs incurred during production that have been capitalized relate to activity that has been determined by management to provide a betterment to the mineral property. These stripping activities would provide access to limestone that will be produced in future periods, such as rock to be used in the production of products not currently in full scale production such as concrete rock. These costs are amortized on a unit of production basis over the life of the active quarry pit estimated at ten years, which is the same amortization period used for amortization of the asset retirement obligation of the active quarry pit. There were no stripping costs capitalized in the period. The reserves used in the amortization computation are an allocation of the total mineral property reserve based on a prorated amount of the active quarry hectares to that of the total mineral property.

Mineral exploration costs		Three months ended
(000’s)	Q1 2008	March 31, 2007

Administration	-	-
Land lease and permit	-	91
Materials, services and drilling	-	-
Salaries, wages and benefits	-	17
	-	108

There were no mineral exploration costs capitalized during the period

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

8.

Operating line of credit

The Company has a credit facility with a Canadian chartered bank that provides a $2 million revolving demand loan, by way of either, bank’s prime based loans, letters of credit or letters of guarantee. A $2 million letter of credit was drawn against the revolving demand loan as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 12. The Company provided a general security agreement over all assets as collateral for this credit facility.

9.

Deferred charges

Deferred charges include $78 k related to a lease inducement for the head office lease and $50 k related to deferred revenue. During 2007, the Company spent money on leasehold improvements at its head office, which were reimbursable by the landlord and the inducement is being amortized over the five year term of the lease ending in 2012. In September 2003, the Company signed an agreement to sell limestone to Syncrude Canada Ltd. within Syncrude’s Aurora mine, which would be extracted by Syncrude and reported monthly. The Company initially received a non-refundable $100,000 payment and $50,000 remains to be applied against future extraction. During the current year, no limestone was extracted (2007 – nil; 2006 - nil).

10.

Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, which provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber. The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment. The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes. The Company has estimated and accrued a potential liability in the amount of $24 million. Subsequent to December 31, 2005, the Company amended its tax filings and the related reported tax balances have been revised to reflect this change. Based on information available at the time of these amended filings, in 2005 the Company increased its original estimate of the potential liability by $300,000. This change has been accounted for as a change in estimate due to better information becoming available. The offsetting entry is recorded to share capital as the amount is attributable to flow through share capital issued in prior years. The accrued amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company. During the period the Company has refunded $1.1 k ( 2007 – $82 k) to affected subscribers who were reassessed by the Canada Revenue Agency. The Company believes the accrued estimate could vary by up to fifteen percent.

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

11.

Long term debt

Long term debt (000’s)
	March 31,2008	December 31,2007
Equipment loan (a)	5,702	5,941
Vehicle and tools capital leases (b)	59	63
Total long term debt	5,761	6,004
Less: current portion	1,082	1,065
Long term portion	4,679	4,939

Principal payment requirements over the next five years are as follows:

2008	822
2009	1,133
2010	1,201
2011	1,265
2012 and thereafter	1,340
5,761
Less current portion	1,082
Long term portion	4,679

(a)

In 2006, the Company entered into a financing agreement with a Canadian lending institution to finance a crushing equipment spread costing $6 million plus sales tax. The original loan amount was $7.3 million with an interest rate of 6.02%. The loan is to be paid off over five years based on blended principal and interest payments of $114 thousand per month commencing on January 22, 2007. The loan is non-revolving and is collateralized by the equipment and a $1 million guaranteed investment certificate on deposit at the institution. Interest expense relating to the equipment loan for the First Quarter was $88 k (March 31, 2007 – 108 k).

12.

Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the Muskeg Valley Quarry to be $1.7 million. The total future undiscounted costs are estimated at $3.1 million. This amount is based on cost estimates, provided by consulting engineers, which would be incurred by third parties to return the quarry to its reclaimed status as defined under the Company’s environmental and operating permits. This estimate has increased due to higher cost estimates, largely for equipment, that would be required as part of the reclamation work. Costs are allocated to two categories and the future site reclamation timing for each category is determined by management. Site infrastructure will service the quarry for its estimated fifty five year life and the initial production quarry area is estimated to be reclaimed in ten years. The discounted future cost estimates have been determined by management using a 3% inflation rate and a 11.5% credit adjusted risk free rate. The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation and discount rate used. A $2 million irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the reclamation and the Company anticipates this guarantee will be increased to $3 million by June 2008. No accretion was recorded during first quarter of 2008.

	Three months
Asset Retirement Obligation (000’s)	ended	2007	2006
	March 31, 2008
Balance beginning of period	1,680	1,100	360
Change in estimate	-	553	(34)
Additional provision	-	-	715
Accretion expense		27	59
Balance end of the period	1,680	1,680	1,100

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

13.

Convertible debentures

Issued (000’s)	Secured	Unsecured	Total	Dec 2007
	Dec 21 2007 (a)	Dec 2006 (b)
Convertible debentures	31,500	34,500	66,000	66,000
Debt issuance costs	(1,259)	(939)	(2,198)	(2,144)
Unamortized discount	(1,088)	(3,606)	(4,694)	(5,153)
Carrying value	29,153	29,955	59,108	58,698

(a)

On December 21, 2007, the Company issued a senior secured convertible debenture having a face value of $31.5 million. The debentures were issued in a private offering and mature on June 30, 2012. With restriction on conversion ability, the debenture is convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $0.80 per share. During the period up to December 31, 2008, the holder may only convert in event of a change of control or event of default by the holder according to the terms of the agreement. Additionally, until such time as shareholder approval is obtained, which is expected at the Company’s annual general meeting, the holder is restricted from converting principal amounts that would result in the holder owning 20% or more of the total outstanding common shares of the Company. No debentures were converted into shares during the period.

The debentures are secured against all property and assets of the Company and bear interest at the CIBC prime plus 4% and interest is calculated daily and is compounded and payable monthly. Interest expense relating to the debentures for the first three months that was $757k.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts using the effective interest rate method resulting in (i) $1.3 million being allocated to contributed surplus representing the relative fair value of the conversion feature as determined by the effective interest method, (effective interest used is 11.83%) and (ii) $30.2 million being allocated to the carrying value of the convertible debentures.

In connection with the debenture issue, the Company paid professional fees in the sum of $1million. These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds, with gross fees of $1.2 million and $51 k respectively. The debentures are shown net of the issue costs and the resulting carrying value of the convertible debentures of $29 million will be accreted to the $31.5 million principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss. The accretion on the convertible debenture for the quarter amounted to $71 k

(b)

On December 6, 2006, the Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during 2006. The debentures were issued pursuant to a public offering and mature on December 31, 2011. The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share. No debentures have been converted into shares.

The debentures are unsecured and bear interest at 6% and interest is payable semi-annually. Interest expense relating to the debentures for the period was $339 k.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts using the effective interest rate method resulting in (i) $4.8 million being allocated to contributed surplus representing the relative fair value of the conversion feature as determined by the effective interest method, (effective interest used is 9.97%) and (ii) $29 million being allocated to the carrying value of the convertible debentures.

In connection with the debenture issue, the Company paid professional fees in the sum of $1.5 million. These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds. The debentures are shown net of the issue costs of $1.3 million and the resulting carrying value of the convertible debentures of $28.5 million will be accreted to the $34.5 million principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss. The accretion on the convertible debentures for the quarter amounted to $221 k.

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

14.

Share capital

(a)

Authorized capital

Unlimited number of common voting shares, no par value
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares

(b)

Issued - Common shares

Common Shares	Number	Amount (000’s)
Balance December 31, 2007	84,180,737	49, 632
Issued on exercise of options	175,000	78
Balance March 31, 2008	84,355,737	49,632

(c)

Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2006. The purpose of the plan is to offer persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons.

The plan contains provisions stating that the option period may not exceed five years and the aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The options currently vest over a period of eighteen months. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms and vesting of the grants. When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Stock Exchange for the previous day.

The Company has outstanding options on common shares as follows:

	Number of	Exercise	Weighted Average	Expiry
	Options	Price Range	Exercise Price ($)	Date
		($)
December 31, 2007	6,593,813	0.30 – 8.78	2.98	2008 - 2012
Granted	2,456,875	0.57 – 0.65	0.58	2008 - 2013
Exercised/ released	-175,000	0.30 – 0.50	0.44	-
Cancelled / forfeited	-2,600,000	2.80 – 8.78	5.06	-
March 31, 2008	6,275,688	0.30 – 8.78	1.24	2008 - 2013

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

Stock options outstanding and exercisable as at March 31, 2008 are as follows:

Exercise	Number of	Number of	Expiry
Price ($)	Options Outstanding	Options Exercisable	Date
0.30	675,000	675,000	October 2008
0.55	1,103,500	1,103,500	August 2009
0.74	7,500	7,500	November 2009
2.35	217,500	217,500	January 2010
2.48	982,500	982,500	March 2010
7.81	25,000	25,000	November 2010
8.78	75,000	75,000	January 2011
2.80	450,000	450,000	January 2012
3.12	350,313	213,907	June 2012
0.64	75,000	75,000	Jan 2013
0.57	2,021,875	767,469	Jan 2013
0.65	360,000	90,000	Feb 2013
	6,275,688	4,559,126	2008 - 2013

15.

Contributed surplus (000’s)

Balance December 31, 2007	14,404

Options granted to employees, directors and officers	327

Balance March 31, 2008	14,731

16.

Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 83,098,938 (December 31, 2006 – 83,098,938). All of the outstanding options have been excluded from the calculation of diluted loss per share for all periods presented as the effect common shares issuable upon exercise of share options is anti-dilutive. All of the Company’s outstanding options are available for dilution in future periods.

Furthermore, all of the outstanding debentures have been excluded from the calculation of diluted loss per share for all periods as the effect common shares issuable upon conversion are anti-dilutive.

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

17.

Concentration of credit risk

Assets that potentially subject the Company to concentration of credit risk are sales and accounts receivable. The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required. The Company conducts ongoing credit evaluations of its customers and maintains allowances, where necessary, for potential credit losses. During 2007, the Company had three major customers that accounted for 84% of revenues and 66% of accounts receivable. The loss of any one of our large customers could have a material adverse effect on our financial position, results of operations and cash flows.

18.

Stock-based compensation and stock-based expenses

Stock based expenses (000’s)	Q1	Q1
	2008	2007
Stock-based compensation for stock issued and vested in
the current period (i)	327	650
Stock-based compensation for stock issued in prior
periods and vested in the current period	-	455
Less stock-based compensation capitalized in mineral
properties	-	289
Net stock-based compensation expense	327	816
Stock-based expenses for options issued to consultants
included in professional fees (ii)	-	35
Stock-based expenses for options issued to an investor
relations firm included in shareholder services (ii)	-	170

Total stock-based expenses	327	1,021

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and consultants. The vesting period of the options is eighteen months and their fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Q1 2008	Q1 2007
Weighted average fair value	.58	1.13
Total fair value of options granted during the period ($M)	1.43	.82
Expected life	3 years	2 years
Risk-free interest rate	4.00%	4.00%
Expected volatility	70% - 80%	70%-80%
Annual dividends	nil	nil

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and consultants. Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company’s net loss and net loss per share, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

(000’s)	Q1 2008	Q1 2007
Pro-forma loss	6,167	3,627
Loss per share, basic	(0.07)	(.04)

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

19.

Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases. Commitments under these agreements require the following payments over the next five years:

Commitments (000’s)	Land	Other	Total
2008	460	491	951
2009	460	435	895
2010	460	411	872
2011	460	403	864
2012	460	403	864
	2,304	2,145	4,449

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $0.1592 per tonne of limestone used, should limestone be produced from minerals on that specific lease and a per tonne marketing fee to be paid on all limestone sold from the Muskeg Valley Quarry.

Not included in the above amounts are any commitments for quarry operating equipment rentals. The Company rented operating equipment in 2007 and charged the costs to operating expenses. The Company has and will continue to realign the mix of rental equipment from that used in 2007 and expects a reduced rental fleet to be used during 2008. There is no written agreement in place for the current equipment so no estimate is included in the commitments above.

20.

Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties and were as follows:

	Q1 2008	Q1 2007
Legal fees paid to law firms in which officers are
partners and reported in professional fees	91	38

Wages paid to a related party employee and reported
in salaries, wages and benefits	26	10

At March 31, 2008, $28 k (December 31, 2007 - $135 k) of these amounts were included in accounts payable.

Unaudited Interim Consolidated Financial Statements – March 31, 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2008 and 2007
UNAUDITED

21.

Segmented information

The Company's principal business segment is Industrial Minerals and is focused on the acquisition, development and operation of its mineral leases and permits for the purpose of manufacturing and selling limestone products. The Company also engages in ongoing exploration and research of mineral technology. In identifying these segments, the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy. The Industrial Minerals division generates its revenue from the sale of limestone products such as aggregates and reagent products. The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries. The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment. The Company’s activities and assets are in Alberta.

Segmented Information		Mineral
(000’s)	Industrial	Exploration and
	Minerals	Technology	Corporate	Total
2008
Sales revenue	281	-	-	281
Cost of sales	(1,369)	-	-	(1,369)
Interest income	-	-	93	93
Expenses	(3,444)	-	(1,728)	(5,172)
Net Loss	(4,532)	-	(1,635)	(6,167)
Assets	76,518	-	13,355	89,873
2007
Sales revenue	859	-	-	859
Cost of sales	(875)	-	-	(875)
Interest income	-	-	42,	42
Expenses	(551)	(108)	(2,995)	(3,654)
Net Loss	(567)	(108)	(2,953)	(3,628)
Assets	77,078	21	9,450	86,549

22.

Financial instruments

Fair values

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, accounts payable and accrued liabilities, long-term debt, other current liabilities and convertible debentures approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and occasionally enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company’s foreign currency translation policy.

Interest rate risk

Borrowings under the Company’s operating line of credit are at floating rate interest rates and expose the Company to interest rate risk. The Company is also exposed to interest rate risk upon maturity and any future refinancing of its fixed rate debt.

Unaudited Interim Consolidated Financial Statements – March 31, 2008